Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6(b) of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

          The following presentation was posted to The Gillette Company’s internal web site:

Main Messages
We have now completed our high level work on integrating the Gillette and
P&G business We have compared and contrasted our go-to-market models and designed an approach to operate as one company We have reviewed cost of operations of both businesses, developed integration assumptions and validated our synergy target The next phase of work will involve more detailed organization design Teams will be launched comprising Gillette and P&G experts to design the framework of the end state organization After completion of this phase we will devise a transition plan to evolve to the end state design

10 Global Integration Teams have been launched across the organization Global and Regional Market Development Organization (MDO) Global Business Services/IT
Supply Chain/ Manufacturing Finance and Accounting Purchasing Human Resources
R&D Legal Blades/Razors, Duracell, Braun GBU External Relations/ Communications

We Play A Key Role on One of These Teams
Global and Regional Market Development Organization (MDO)
Global Business Services/IT
Supply Chain/ Manufacturing
Finance and Accounting
Purchasing
Human Resources
R&D
Legal
Blades/Razors, Duracell, Braun GBU
External Relations/ Communications

Integration Planning Activities
Preliminary Synergy Plan
Completed Work
Key activities :
Confirm cost baseline and targets Develop high level plans to deliver cost targets Identify key risks/issues Draft organization design at leadership level
Work in Progress Detailed Synergy Plan Key activities : Develop detailed plan for cost synergy capture Develop risk management plan Implement Integration
Plans Post Change in Control Key activities : Transition from integration team to operating management

North American Integration Team has established the following objectives Achieve top line growth Achieve cost synergies Design the post-integration organization
Upgrade the combined organization Ensure a successful integration

North America Organization Design Principles
Go-to-market as “one company ”... leverage P&G go-to-market
structure Design end state that achieves synergy targets Recognize unique businesses and skills needed to deliver growth Design around the customer ...
external view first Create structure that provides appropriate focus on Gillette
Business Units

A high-level validation process was completed to confirm synergy estimates Cost synergies are based upon the combined enterprise cost A “Practical”
Approach to validation of synergy estimated Solutions Teams Net Result: Synergy considered achievable

We have also identified a number of areas to pursue growth opportunities Retail
Execution Supply Chain Best Practices/Capabilities for our Customer Interface
Consumer/Shopper Insights

Main Messages
We have now completed our high level work on integrating the Gillette and
P&G business We have compared and contrasted our go-to-market models and designed an approach to operate as one company We have reviewed cost of operations of both businesses, developed integration assumptions and validated our synergy target The next phase of work will involve more detailed organization design Teams will be launched comprising Gillette and P&G experts to design the framework of the end state organization After completion of this phase we will devise a transition plan to evolve to the end state design

                                                    Organization Design Team Launch
Carolyn Tastad

Organization Design Process Objective
Design the end state organization framework in a way that supports topline growth and delivers needed cost synergies.

Initially, we will launch five organization design teams Customer Business
Development Teams Marketing Strategy & Planning Canada Central Marketing, Media
& Business Development Specialty Markets *Work on Retail and Puerto Rico will commence at a later date

Assumptions have been developed to guide end state design
Go-to-Market as one integrated company
Accelerate business performance and achieve growth targets through improved customer relationship Achieve cost synergy targets Leverage P&G go-to-market structure Preserve Gillette unique category capabilities Design around the external customer (buyer, category, department, channel)
Offer flexibility “by brand/by customer” Retain existing
organizational strength It’s about structure - not staffing Design to end state - transition planning is next step

Next Steps Secure team membership Launch teams Working team sessions Team interim check-ins Final team recommendations
Submission to Global Operations Team

While great progress has been made, the heavy lifting is ahead of us Next Steps
: Complete end state Organization Design Framework - teams launch this week
Develop transition plans that evolve to the integrated organization
Develop talent management strategy for end state and transition to ensure smooth integration Implement plans while maintaining solid business momentum

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On May 27, 2005, Gillette filed with the SEC a definitive proxy statement on Schedule 14A, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus has been mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.